Date November 7, 2006 Subject File no. 1-13980 Your reference Form 20-F 2005 Our reference 2006-I-00131-RvB

United States Securities and Exchange Commission
Division of Corporation Finance
Attn. Mr. Larry Spirgel, Assistant Director
Mail Stop 3720
Washington, D.C.  20549
U.S.A.

Dear Mr. Spirgel,

Thank you for your response to my letter dated October 16, 2006. This letter is prepared to address the additional comment related to Koninklijke KPN N.V., a company organized under the laws of The Netherlands (the “Company” or “KPN”), raised by you in your letter dated October 26, 2006, with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”) filed with the U.S. Securities and Exchange Commission on March 14, 2006. For the convenience of the Staff, the Staff’s comment is reproduced below in bold and is followed by the corresponding response of the Company.

Purchase of UMTS network, page 150

Please refer to prior comment 15.

1.      It is unclear to us how the rights to use the land and fixed assets constructed on that land are under the scope of IAS 17. Please address the following comments.

•	Tell us how the rights to use the land transferred "substantially all the risks and rewards incidental to ownership" to you.
•	Tell us if the lease transfers ownership of the land by the end of the lease term. If not, tell us how you considered this fact in the accounting for the transaction as a finance lease.

Board of Management	Telephone +31 70 451 01 10	Correspondence address:	Royal KPN N.V. Haaglanden Chamber of Commerce Reg.No. 02045200 NL 008849225B02
Maanplein 55 2516 CK Den Haag The Netherlands	Fax +31 70 451 01 01	P.O. Box 30000 2500 GA Den Haag The Netherlands

•
Tell us why it is appropriate to include the fixed assets you own that were constructed on the land in the evaluation of the lease under IAS 17. We note that you are required to dismantle the fixed assets at the end of the lease term.

Company Response:

We entered into a single transaction with Mobilcom (the "Transaction") whereby (i) the ownership of infrastructure assets and (ii) the right to use the related sites, were transferred to us by Mobilcom, in return for a series of payments to the respective site owners. Consequently, based on the scope and definition of a lease in paragraphs 2 and 4 of IAS 17, Leases, respectively, we concluded that the accounting for the Transaction, as a whole, should be evaluated in accordance with the guidance in this standard.

•	Tell us how the rights to use the land transferred "substantially all the risks and rewards incidental to ownership" to you.

As a result of the Transaction, KPN assumed certain of Mobilcom’s rights and obligations with respect to the individual site lease agreements with third party site owners. Ownership of the sites (which consisted of land or other real estate such as a rooftop) was not transferred to KPN and remains with the respective site owners. With respect to each individual site lease agreement, the specific rights and obligations transferred to KPN were: (i) the right to use the site during the term of the site lease agreement, and (ii) the obligation to reinstate the site to its original state after the termination of the site lease agreement. The site lease agreements do not contain a right to acquire the site and ownership does not automatically transfer at the end of the lease term. For the foregoing reasons, the risks and rewards incidental to ownership of the sites remain with the site owners.

Title to the infrastructure assets, which include all equipment installed at a site (e.g., radio equipment, cables, the mast or tower and the base thereof), was transferred from Mobilcom to KPN upon the signing of the agreement for the Transaction. Furthermore, the lease terms of the sites approximate or exceed the expected useful life of the infrastructure assets, and the infrastructure assets are expected to have no significant value upon dismantling at the end of the lease term. Therefore, substantially all the risks and rewards incidental to ownership of the infrastructure assets were transferred to KPN.

•	Tell us if the lease transfers ownership of the land by the end of the lease term. If not, tell us how you considered this fact in the accounting for the transaction as a finance lease.

As discussed above, ownership of the sites is not transferred at the end of the lease term. As for the infrastructure assets, the ownership of such assets was transferred to KPN upon the signing of the agreement for the Transaction. Therefore, based on the definitions of operating lease and finance lease in paragraph 4 of IAS 17, we concluded that the Transaction contained (i) an operating lease for the use of the

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sites, and (ii) a finance lease for the infrastructure assets. Accordingly, we bifurcated the amount of the estimated minimum lease payments between the two elements (i.e., sites and infrastructure assets) in accordance with paragraphs 8, 10 and 14-16 of IAS 17. We specifically refer to the requirement in paragraph 15 to separately consider land and buildings for the purpose of lease classification.

•
Tell us why it is appropriate to include the fixed assets you own that were constructed on the land in the evaluation of the lease under IAS 17. We note that you are required to dismantle the fixed assets at the end of the lease term.

As discussed above, as a result of a single transaction, the ownership of infrastructure assets, and the right to use the sites, were transferred to us by Mobilcom in return for a series of payments to the respective site owners. Therefore, based on the scope and definition of a lease in paragraphs 2 and 4 of IAS 17, Leases, respectively, we concluded that it was appropriate to evaluate the Transaction, as a whole, in accordance with the guidance in IAS 17, specifically paragraphs 10 and 14-16.

The obligation to reinstate the sites to their original state after the termination of the respective site lease agreements, including the dismantling of the assets installed thereon, is consistent with the classification of the site lease as an operating lease, as well as the classification of the infrastructure assets as a finance lease, as discussed in more detail above.

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If we may be of further assistance, please do not hesitate to contact Mr. Philip Boeckman of Cravath, Swaine & Moore LLP (011-44-207-453-1020). Accounting questions may be addressed to Mr. Harald Smitshoek, Manager External Reporting of the Company (011-31-70-343-7874) and myself (011-31-70-451-0110), and Ruud Dekkers (011-31-20-568-5668) and Carina Markel (011-31-20-568-6590), both of PricewaterhouseCoopers, the Company’s independent auditors.

Very truly yours,

/s/ Marcel Smits
Marcel Smits
Chief Financial Officer

Copy to:
Mr. Dean Suehiro, Mail Stop 3720
Mr. Kyle Moffatt, Mail Stop 3720

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